Follow-Up Materials

06014291

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aldershot Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FILE NO. 82- 2625 FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/12/06


25
Aldershot
Resources Ltd

ALDERSHOT RESOURCES LTD

ANNUAL REPORT 2005

AR/S
1-31-06

DIRECTORS' REPORT TO SHAREHOLDERS

For more than a year Aldershot Resources Limited ("Aldershot") has been focusing all its resources on global uranium exploration and project acquisition. The Company now has one project in Quebec though Agreements and in its own right, five in British Colombia through Agreements. Within Australia, Aldershot owns its projects 100% including seven projects (four granted, three subject to Native Title procedures) in the Northern Territory and two projects (granted) in Western Australia. Within Zambia Aldershot has one application pending that it owns 100%. During 2006, Aldershot will be exploring these projects and actively assessing several additional overseas uranium opportunities.

Aldershot's exploration strategy is to acquire uranium resources or to farm into advanced projects that have good exploration potential. The Company has a strong and long-term view of the demand for uranium and are interested in identifying companies with assets of value to invest in. Aldershot believes in systematic and thorough exploration and the compilation of all historical data during the initial exploration assessment program. Consequently, it retains a very experienced database manager and GIS system operator in association with Thundelarra Exploration Ltd. Thundelarra is a major Aldershot shareholder.

Early in the year under review Aldershot retained the full time services of senior uranium geologist Ian Faris. Mr Faris has 15 years' uranium experience working throughout Australia with Uranerz Australia Ltd, before that company departed the country. His principal role in the Company is to generate quality and advanced uranium projects globally either by tenement application, acquisition or joint venture. Aldershot is well positioned to take advantage of the improving uranium market, particularly in Australia. Director and VP Exploration, Brian Richardson, has over 5 years uranium exploration experience in the Northern Territory and Ian Faris, 15 years. The Company has recently contracted the services of consultants in both Australia and Canada with over 10 years local uranium experience. Aldershot is also in the process of securing the services of South Australian and African based consultants to assist in the assessment and generation of uranium projects on an "as required" basis.

In addition to its uranium holdings Aldershot holds copper projects in Chile.

Following the change in focus to uranium from nickel, copper and gold projects Aldershot has acquired an enviable list of properties and has additional projects under review.

CANADA

Fort Coulonge Project, Quebec

Claims covering ~16,500 Ha make up the Fort Coulonge Project. The Project area involves three Agreements covering 62 claims plus 228 claims recently transferred into Aldershot's name. Negotiations are in progress for additional claims.

The claims are located over units of the Grenville Province, mainly folded, faulted and metamorphosed ex-carbonate sediments (marble and calc-silicates) that have been intruded by granites. Late stage uranium bearing pegmatite bodies are associated with these granites. Glacial deposits cover most of the property and outcrop, confined to the elevated ground, is usually associated with granites. The glacial deposits often overlie eroded weaker lithologies or structurally deformed zones. With uranium rich zones often associated with brecciation and depressions the glacial deposits may be masking the most prospective zones. The three most likely styles of uranium mineralisation are the pegmatitic type, the contact metamorphic type and the vein type (Beaverlodge Model).

In October 2005, a helicopter borne magnetic, radiometric, EM survey was undertaken and the final results were presented in late January. Aldershot's consultant geophysicist, Mr Jeremy Brett of MPH Consulting is currently selecting anomalous areas for ground follow-up during April-May 2006. Todate 49 areas have been identified as priority targets with a further 181 identified as secondary targets. The accompanying report is outstanding.


A
B

As part of the development of our understanding of the targets and mineralisation styles present in the project area, all available historical company reports were ordered in November 2005. The reports were obtained at the end of April 2006. The data is presently being loaded into a database from which a series of base-maps will be generated showing what exploration, if any, has been done on the anomalies selected.

British Colombia

During 2005 RM Resource Management, undertook a Spectral Analysis program over Aldershot's holdings in British Colombia. The program involved acquisition of satellite spectral data available from NASA and rigorous computer processing of the data in search of indicators that might lead to the discovery of uranium mineralization. This study used cutting edge technology tools for mineral exploration and the latest computer software available for spectral analysis. Results of these studies are due in March 2006.

Kelowna-Beaverdell Project, British Colombia

The Kelowna-Beaverdell Project is made up of two areas. The first is situated in the Kettle Valley, with claims covering portion of a 30 km long NW-SE trending zone stretching from 25 kms southeast of Kelowna to 15 km north-east of Beaverdell. Twenty-one claims totalling over 4000 Ha define the project area and cover prospective uranium bearing terrain located to the east of Okanagan Lake. The second area is in the Kettle Valley around Trapping Creek-Sandrift Lake. Seventeen claims covering 3300 Ha define the project area.

The claims in Kettle Valley cover an area prospective for what has been described as "Basal style" uranium deposits. The claim blocks surround the previously explored Hydraulic and Haynes Lake uranium deposits, cover similar favourable geology, and host a number of showings with a similar style of uranium mineralization. The Blizzard, Hydraulic Lake, Haynes Lake and associated deposits of the area collectively contain a reported 9 million tonnes of reserves or about 5.8 million kg of uranium. The five main developed prospects have published resources which comprise approximately 80% of British Columbia's Provincial estimated total insitu indicated or measured uranium resources (Jones 1990).

Regionally the granitic intrusives and minor biotite gneiss metamorphics underlie the area. Younger basaltic lava flows locally overlie both these basement rocks. Eroded into the basement rocks are fault related trough-like features or paleo-troughs that have been filled with sand and gravel. These sediments are the host of most of the uranium mineralization in the district. The lavas now exist as remnant caps and completely hide the sediments in the paleo-troughs. When recognized these cap can be used to track the paleo-channels. The caps form roughly elliptical bodies. In general this type of deposit is though to be formed from uranium being leached from granitic rocks, transported by ground waters and then accumulated in the sediments of a basalt capped ancient channel.

In preparation for undertaking a spectral analysis assessment work program field reconnaissance of the terrain was undertaken and samples collected and analysed. The results of the spectral analysis are due for completion in March 2006.

Grand Forks Project, British Colombia

The Aldershot claim groups are located 5 km north of Grand Forks (9 km north of the Canada-US border) along the east side of the Granby River. The 195 mineral claim cells in 13 claim blocks cover 4100 Ha. This is a little known uranium bearing area that has had minimal exploration but has good potential for pegmatite hosted uranium bearing deposits.

Geologically this area covers a metamorphic rock package, the Proterozoic Grand Forks Gneiss, which is intruded by a series of small bodies including pegmatite zones that host the uranium mineralization of this area. The pegmatites occur as lenses, irregular masses, dykes and sills and commonly constitute up to 30% of a rock type.

There are at least six uranium showings on Aldershot's claims and an additional six nearby. The westerly zone has showings along a 2.5 km north-north-westerly trend zone. The easterly zone is about 3 km long and lies again along a NNW trending zone situated 4.3 km further east. Uranium mineralization is present as disseminations or is in veins or shear zones within the quartz-rich pegmatites.

In preparation for undertaking the spectral analysis, samples collected and analysed. The spectral analysis of the area is due for completion in March 2006.

Rexspar Project, British Colombia

Three contiguous mineral claim groups over the Rexspar uranium deposit and associated showings make up the project. The Clearwater-Rexspar area claim blocks cover several known uranium deposits including one significant deposit that may be held by underlying Crown Grants. Clarification of ownership of these crown grants is being investigated. However, the claims are currently valid tenure and consequently must be explored in order to maintain that tenure. The three claims cover an area of about 1200Ha and are located about 15 kilometres southeast of the Clearwater near Birch Island in central British Columbia.

Regionally metamorphic rocks including metavolcanics and interlayered metasediments underlie the area. The rocks hosting the Rexspar uranium deposits consist of a deformed and metamorphosed pile of volcanic rocks.

Uranium mineralisation occurs exclusively in a specific volcanic (trachyte) unit and mainly in the dark-coloured, upper part of the unit. The best grade material occurs in a series of discontinuous masses or lenses, generally less than 20 metres thick and up to 140 metres long. Historically, the three known uranium deposits were defined by close spaced drilling (368 holes for over 17,000m) between 1943 and 1976. The Black Diamond zone has had 125 holes drilled and has a reported ore reserve of 1.1 Mt @ 0.066% uranium. The results have not been validated and are reproduced from Minfile 82M021.

The spectral analysis of the area is due for completion in March 2006.

Okanagan West & Oliver Projects, British Colombia

The Okanagan West Project consists of 10 blocks of claims forming 5 separate groups that contain 185 cells and cover 3873 Ha. The Oliver Project is made up to 2 claim blocks containing 8 cells and covering 168 Ha. The claim blocks are located approximately 33 km south-west of Kelowna and about 5 to 10 km northwest, west and southwest of Summerland.

This area was chosen for exploration work because of the presence of a number of so called "surficial style" uranium deposits hosted in bogs and swamps within the area that are described by Larry Jones (1990).

Geologically, a granitic complex that is overlain by a volcanic-sediment package of rocks underlies the West Okanagan area. The volcanic- sediment package has been eroded off over much of the claim area. Recent alluvial deposits consisting of primarily of sand and gravel occupy the central part of the main valley. The swamps and bogs that are associated with uranium concentrations vary from water-filled bogs to dry basins.

They were discovered in 1979, only had one year of exploration prior to instatement of the 1980 provincial uranium exploration moratorium. Nine uranium-bearing occurrences are recorded from this area. They occur as concentrations of uranium formed by interaction between uranium-laden groundwater and acid developed in the bogs from decaying organic matter. The uranium mineralization generally exists as an enriched layer near the surface at depths between 1 and 7 metres and mineralized thicknesses of up to 3 meters.

In preparation for undertaking a spectral analysis assessment work program field reconnaissance of the terrain was undertaken and samples collected and analysed. The spectral analysis of the area is due for completion in March 2006.

Atlin Project, British Colombia

Three areas located 50 km east of Atlin and just west of Trout Lake make up the project. The 12 blocks of claims making up the project cover 4,269 Ha. There are no roads to the area so access is by air, either fixed wing to one of the several lakes near the claims or by helicopter.

The West Atlin Project area covers 2 mineral claim blocks 31 kms northeast of Atlin just west of Lake Surprise. The claims consist of 49 cells and cover 798 Ha. As with the East Atlin Project there is no access by road access.

This is a little known uranium bearing area that has had minimal exploration but has good potential for vein and surficial style uranium bearing deposits. There are at least nine significant showings reported within the Trout Lake claims and in the immediate area. Most of these showings that host uranium mineralization seem to be around the fringe of the Surprise Lake granite. The granite is flanked by a package of metamorphosed volcanics and sediments. Regional geochemical survey data clearly shows concentrations or high background levels of uranium associated within the batholith and uranium minerals have been identified in veins within shear zones.

As with the other areas, the results of the spectral survey are due in March 2006.

WESTERN AUSTRALIA

Turee Creek Uranium Project – E52/1763

The Turee Greek Uranium Project, defined by Exploration Licence E52/1763 is located about 100 km west of Newman Township in the Pilbara Region of Western Australia. It covers 100 km^2 and owned 100% by Aldershot.

Past exploration by Noranda Australia Ltd has focused on secondary uranium mineralisation with the best intercept returning 26m of 568 ppm U_3O_8 in DDH1. A historical resource of 1.05 Mt @ 350 ppm U_3O_8 (approximately 810,000 lbs contained U_3O_8) was reported (Acclaim Exploration NL, 1984 ASX AR) but has not been verified.

Primary uranium mineralisation, recognised at the Angelo River Prospect, 38km west-southwest of the Turee Creek deposit is controlled by graphitic lithologies and has similarities to the Athabasca Basin deposits including associated altered sandstones containing uranium mineralisation within a bleached envelope (Pancontinental Mining A11692, p33).

Recent field observations at Aldershot's Turee Creek prospect have recognised clay alteration suggesting the mineralisation also had a primary origin. A zone of bleaching is also visible on the IKONOS satellite image.

The rocks types, the ages, the primary mineralisation and alteration indicate the systems responsible for the generation of unconformity type uranium deposits, as at the East Alligator Rivers Deposits in Australia and the Athabasca Basin Deposits in Saskatchewan are active. This model has been discussed, but not tested by previous explorers and Aldershot plans to test this model during 2006.

Looking west across the mineralized trench at the Turee Creek prospect



During 2006 it is planned to undertake an appropriate EM - IP survey to detect if any conductors (carbonaceous units) are present at depth. A drilling program to target the conductor, any mineralization, intersect the unconformity and provide fresh core for mineralogical studies will follow the EM - IP survey.

To date, a contractor has been selected to undertake the EM-IP survey, supported by a geophysical consultant. Prior to the work commencing, a heritage clearance is required to ensure no sacred sites or sensitive areas are disturbed. A proposal has been submitted to the Claimants and we are currently awaiting their response.

Turee Creek published geology



Line of Section
Turee Creek Prospect
E52/1763
Turee Creek Homestead
(Geology after Turee Creek 1:250,000)

Turee Ck – Geological Interpretation



A
B
North
Outcrop of Woongarra Volcanics
Dolerite
Kunderong Sst (Bresnahan Group)
Unassigned dolomite (Wyloo Group?)
Major regional fault

Turee Ck – IKONOS Satellite Image showing historical drilling


Turee Creek Prospect
Drilling

Yuinmery Uranium Project – E57/593

The Yuinmery uranium project, defined by Exploration Licence E57/593 is located about 480km northeast of Perth within the Yilgarn Province of Western Australia. The Licence, granted on 14 October 2005, covers 99km^2 and is owned 100% by Aldershot.

Calcrete type uranium deposits are the target on the north-western margin of Lake Noondie, a prominent saline playa lake with sandstone-type deposits in reduced facies a secondary target in Tertiary palaeo-drainages below Lake Noondie. An historical resource of 1.577Mt @ 379 ppm U_3O_8 (Styles, 1998) using a 250 ppm U_3O_8 cut-off has been defined based on wide spaced drilling. Uranium mineralisation is present, in brown sandy clay to about 1m deep and at the base of a calcrete unit, generally 2-3m deep. The best intercept was in drill-hole GHY9: 1.5-3.0m at 1592ppm U_3O_8. This hole is located in an area where surface radiometric readings range between 125-160cps. There are other areas where readings exceed 200cps that have not been drilled. The mineralisation, is also open to the south and west.

Yuinmery Project - IKONOS satellite image of the Yuinmery Project showing mineralised drillholes.


Yuinmery Historical Drilling
E57/593
0
2500m
Max downhole U308 (ppm) assays
250 to 1,350 ppm
100 to 250 ppm
50 to 100 ppm
<50 ppm
Not assayed

Yuinmery Project – looking east across Lake Noondie towards the mineralisation



Towards the southern arm of the Lake Noondie in an area of calcrete development, shallow pits have returned up to 420 ppm U_3O_8 as there is no recorded drilling in the area a drilling program will be developed. An additional secondary target also requiring testing in this southern arm is possible sandstone type mineralization within the deeper reduced lake sediments.

During 2006, after compilation of the historical data, it was planned to undertake an airborne radiometric-magnetic survey and drill test the known mineralization to confirm the historical results and look for extensions. Todate the data has been compiled, an airborne survey designed and put out for tender. Drill testing is subject to obtaining clearances as the area is marked as a sacred site. Clearances must be undertaken and permission granted before any drilling can be undertaken. The traditional owners are currently being contacted to arrange site visits.

NORTHERN TERRITORY

Within the Northern Territory, Aldershot currently has 9 properties, either granted or as applications. The properties are divided between the Pine Creek Orogen (E24550, E24555, E24557, E24563, E24574-6) host to the Alligator Rivers and Rum Jungle Deposits, and the Ngalia Basin (E24561, E24571) in Central Australia, host to the Bigryli Sandstone Deposit. During 2005, 2 properties (E24558 and E24558) were relinquished after a review of the historical data showed there was only limited potential for discovering a significant uranium deposit. Three of the properties (E24555, E24563, E24561) are still applications subject to the Native Title process. They are not expected to be granted until the second half of 2006.

George Creek Project – E24550

The George Creek Project is located immediately south of the township of Adelaide River and 95km south-southwest of Darwin. Exploration licence EL24550 was granted on 12 December 2005 and covers 84 square km. The property covers a number of vein-type uranium deposits in the Pine Ck Orogen host to the Rum Jungle, South Alligator and East Alligator uranium deposits. The Licence includes the Adelaide River and George Creek Mines.

The Adelaide River Mine, mined for a short period in the 1950s produced 3447t at an average grade of 0.5% U_3O_8. Re-evaluation of the deposit in 1959-60 by the Bureau of Mineral Resources identified a remaining resource of 6,350t ore averaging 0.32% U_3O_8. These results have not been confirmed by Aldershot and should only be considered as an indication of existing target.

The George Creek Mine was discovered in 1954 and investigated 1960 including some underground exploration when a total of 120t grading 0.26% U_3O_8 was extracted.

From the compilation of the historical data undertaken to date, unique structural/lithological controls have been identified for the mineralization at Adelaide River and George Creek. From this a study a programme is being developed to test the prospects. A lithostructural study is envisaged that together with input from a consultant geophysicist will lead to detailed gravity and/or magnetic surveys from which drill target can be generated.

Mt Thomas Project – E24557

The Mt Thomas Project is located at the western end of the Pine Creek Geosyncline, 125km south-southwest of Darwin. A single exploration licence, EL24557 granted on 17 December 2005 and covering 67km² defines the project area. Most historical reports have been obtained and are being compiled. This will be ongoing during 2006 as part of a wider assessment.

The target is again unconformity-type uranium deposits, similar to the East Alligator uranium field and the Athabasca Basin uranium deposits in Canada. Previous exploration has located primary uranium mineralisation associated with distinctive alteration. Two uranium prospects, Mt Thomas and Hayward Creek, occur within EL24557. Previous drilling by Total

Mining Australia Pty Ltd in 1991 intersected 1.2m @ 2.49% eU (TOLP6: 52.6-53.8) hosted in interbedded chloritic sandstone and hematitic-carbonaceous metasiltstone.

The Mt Thomas prospect is located within a NNE-trending corridor that represents a splay off the Giants Reef Fault. The Giants Reef Fault is a large regional structure that extends northwards to the Rum Jungle uranium field and ~600km southwest to the Halls Creek Mobile Zone.

During 2006, after compilation of existing data sets a structural, geophysical based program will be developed in conjunction with field visits.

Francis-Maude Project-EL2424574-6

The Frances-Maude Project is located in the central part of the Pine Creek Geosyncline of the Northern Territory 170km southeast of Darwin and consists of three exploration licences, EL24574-24576, which were granted on 7 December 2005 and cover 14 square km.

Again the target is vein-type uranium deposits within the Pine Creek Geosyncline. The local geology comprises a tightly folded sequence of sandstone, siltstone and shale, which are intruded by granite. The properties cover the northward extensions of known uranium mineralisation at the Cleo, Twin and Dam Prospects south of the granite. Total Mining Australia Pty Ltd defined two main mineralised zones and several minor occurrences within an area 400m wide and 1800m long.

During 2006 it is planned to continue the data compilation, particularly regional geophysical surveys to further develop the model and devise target zones for testing.

Ngalia Project-EL24571

The Ngalia Project is located on the western edge of the Ngalia Basin, 365km WNW of Alice Springs in the Northern Territory. It is covered by exploration licence, EL24571, that covers 211square km.

The target is classical sandstone-type uranium deposits within the lower units of the prospective Carboniferous Mt Eclipse Sandstone. The Mt Eclipse Sandstone contains all of the known uranium deposits within the Ngalia Basin, including the Bigryli uranium deposit that lies 40km to the northeast.

Erosion of "hot" granites to the north is the interpreted source for the uranium, followed by transport in oxidised solutions and precipitation in reduced sandstones by carbonaceous material and pyrite. The known uranium mineralisation occurs proximal to the redox fronts. Jindalee, 2005 report that this style of mineralisation is amenable to acid leaching with 98-99% of the uranium and 70% of the vanadium recoverable.

After completion of the compilation, particularly satellite imagery, previous airborne surveys and digital elevation models, a program will be developed to generate target zones for drill testing. It is anticipated that airborne and/or ground geophysical surveys including gravity, radiometrics and EM methods will be needed to identify the prospective zones.

Other NT Projects

The remaining three projects in the NT are the subject of Native Title issues and have yet to be granted. Although compilation of the historical has commenced to ascertain their prospectivity, further work and reporting will not be undertaken until their status is resolved.

The tenements involved are: -

EL24561	Mt Wedge
EL24555	ABC
EL24563	Waterhouse West

ZAMBIA

The Company's Qualified Person, Mr Julian Green, Managing Director of GeoQuest Pty Ltd of Lusaka, Zambia, wrote on April 12, 2005, "Aldershot Resources Limited has applied for 2 Prospecting Licences in the Republic of Zambia. These areas are in two different regions, one covering 1,673 sq km in the Southern Province of Zambia on the Northern shores of Lake Kariba (Kariba PLA) and the other covering 1,202 square km in the North Western Province of Zambia (Chisasa-Kawanga PLA)"

Subsequently, the Zambian Department of Mines informed the Company that the Chisasa-Kawanga PLA overlay a previously granted PL and consequently the Company's application was not granted. The Kariba PLA also had to be amended somewhat to accommodate a pre-existing PL held by a third party. The new application has been lodged and senior personnel from the Zambian Department of Mines told officers of the Company recently that the Kariba PLA would be granted to Aldershot soon.

Julian Green's report continues, "The Kariba Prospecting License (1,673 sq km) in the Southern Province of Zambia and on the Northern shores of Lake Kariba (Kariba PLA) is almost entirely underlain by the Carboniferous to Jurassic aged Karoo Supergroup on the edge of the mid-Zambezi rift valley. Potential for sandstone hosted uranium deposits within the Upper Karoo Escarpment grit (both as detrital deposits and fracture/fault controlled mineralization) has been recognized and actively explored by a number of previous companies including Chartered Exploration, Power Reactor and Nuclear Fuel Development Corporation, Saarburg and particularly AGIP who were very active in the area in 1970's and early 1980's. A number of uranium deposits in the Siavonga area, along strike from the PLA area, have been delineated by AGIP. The Njame Deposit (reported to consist of 1,000,000 t Karoo sediments containing 1,000 t of uranium at 0.1% U3O8) and Mutanga Deposit (reported to consist of 2,000,000 t of Karoo sediments containing approximately 2,000 t of uranium at 0.1% U3O8) lie approximately 40 miles and 25 miles to the northeast respectively".

All the available publications, maps and company reports have been obtained for the Kariba Project area and once the Prospecting Licence is granted modelling, target generation and digitisation of the database will commence.

A cautionary statement: The Company and Company QP have not verified the information and that this information is not necessarily indicative of the mineralization on the property.

Aldershot will apply modern day exploration technology to the further testing of these uranium prospective tenements and as well seek joint venture agreements over additional ground.

The Chilean IOCG Project

The San Joint Venture

The second anomaly on the Las Lomitos project area is situated in the south of the concession block to the north of the Las Lomitas showings. The anomaly starts in the San III and San IV concessions and runs northwards into the San I concession of International PBX. Aldershot negotiated with International PBX to create a new project involving these three concessions and in which the two parties each holds a 50% contributing and participating interest. The San Joint Venture is a drill-ready project and three vertical RC holes are to be drilled to test the anomaly each to a minimum depth of 300 m.

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

The Hornitos Option

The Company entered into an option agreement dated August 23, 2004 with International PBX Ventures Ltd (TSX.V-PBX) ("PBX")to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover and area of 3,200 hectares located along a portion of the Atacama Fault System that is an area prospective for hosting large scale Iron Oxide Copper Gold (IOGC) deposits. The property is in an area experiencing concentrated attention from copper producing majors and junior exploration companies. Access to the property is excellent and can be reached from the PanAmerican Highway about 30 minutes drive from the city of Copiapo.

Aldershot may earn a 65% interest in the Hornitos claims by paying PBX a total of $370,000 over four years and engaging in an exploration work program totaling $1,300,000 over the same period. During the first year Aldershot is required to pay PBX $36,000 of which $16,000 has been paid, and engage in $260,000 worth of exploration.

Fields Find Gold Property - Australia

The Company entered into The Fields Find Farm-in and Joint Venture Heads of Agreement on December 24, 2003 with Thundelarra Exploration Ltd. ("Thundelarra") covering 11 prospecting licences, 8 exploration licences, one mining lease and 4 mining lease applications covering 488.56 square km located 420 kilometres north of Perth. Subsequent to entering this agreement, Thundelarra entered into a deed of assignment with Royal Resources Limited (formerly United Gold Ltd) ("Royal") of Perth, Australia. As a result, the Company's Fields Find Farm-in and Joint Venture Agreement is now with Royal.

Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the tenements wholly owned by Royal by the expenditure of AUD$600,000 by December 24, 2006. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company at a deemed price of $0.15 have been issued to Thundelarra in the year ended January 31, 2005.

Thundelarra is a related party with the Company by virtue of common directors. The Fields Find transaction is a "related party transaction" as defined in the policies of the TSX Venture Exchange and "minority shareholder approval" for its execution was required. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought. A resolution was approved by the shareholders of the Company at a Special General Meeting held on July 16, 2004.

Effective December 21, 2005, the Company withdrew from the joint venture agreement with Royal. As consideration for its withdrawal, Royal will pay the Company a royalty equal to AUD$1 per ton for every ton of ore mined and processed from the tenements. The total amount payable as a royalty under this agreement shall not exceed AUD$600,000.

Financing

The Company announced on March 15, 2005, it was undertaking a non-brokered private placement to raise up to $1,500,000 through the issuance of Units priced at $0.31 per Unit. Each Unit was comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.41per share for two years. A finders' fee of up to 7% is payable pursuant to this private placement. Net proceeds from the private placement will be added to unallocated working capital. The Company advised on April 18, 2005, that the private placement announced March 15, 2005 had closed as to 4,065,307 Units, ($1,260,245). The securities have been issued having a hold period expiring August 19, 2005. The Company paid a 7% cash finder's fee to three separate parties for their role in the private placement, as follows:

On March 15, 2006 the Company announced a private placement which closed on April 25, 2006, as to 5,060,000 Units at a Unit price of $0.30 yielding $1,518,000. Each unit consisted of one common share and one transferable warrant. One warrant entitles the holder to purchase one additional common share for two years at $0.35 per share. The securities have now been issued having a hold period expiring August 25, 2006.

The Company advises that none of the subscribers were insiders and the above mentioned transaction did not constitute a change of control, reverse take-over or new insider position.

The proceeds of the private placement will be used for exploration work on the Company's uranium projects in Quebec, British Columbia and for general working capital.

Changes in Directors

Rick Crabb resigned from the board in February 2005 in order to concentrate his attention on his other business activities. Management would like to record its thanks to Mr Crabb for the valuable contributions he made to the Company.

Management would like to thank the Company's directors, staff and consultants for the hard work they have put into the Company this last year. Aldershot is poised for a dramatic 2006 – 2007 financial year exploring the properties it has acquired already and seeking to acquire other properties of merit.

Dated this 29th day of May 2006
Vancouver, British Columbia

Jeremy Caddy
President, CEO and Director

Aldershot Resources Ltd.
Telephone: 604-682-6718
Fax: 604-682-6722
Email: jcc4tlx@intergate.ca
Visit Aldershot Resources Website: www.aldershotresources.com

ALDERSHOT RESOURCES LTD.
#1500 - 885 West Georgia Street
Vancouver, British Columbia, V6C 3E8
Telephone: 604-682-6718 Telecopier: 604-682-6722

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Members of ALDERSHOT RESOURCES LTD. (hereinafter called the "Company") will be held at Suite 900, Two Bentall Centre, 555 Burrard Street, Vancouver BC V7X 1M8, on June 23, 2006 at the hour of 10:00 o'clock (local time) for the following purposes:

1. Presentation of the Financial Statements of the Company for the fiscal year ended January 31, 2006 and the report of the auditor thereon.

2. To determine the number of Directors at four (4).

3. To elect four Directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed.

4. To appoint Ernst & Young, Chartered Accountants, as auditor for the Company for the ensuing year.

5. To authorize the directors to fix the auditor's remuneration.

6. To ratify, confirm and approve of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last annual general meeting of the Company.

7. To consider and, if thought fit, to ratify and approve the Stock Option Plan, as more particularly described in the attached Information Circular.

8. To transact such further or other business including, without limitation, such amendments or variations as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on May 19, 2006 as the record date for the purpose of determining Shareholders entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions set out in the proxy form and in the information circular accompanying this Notice. Please advise the Company's transfer agent, Pacific Corporate Trust Company, of any change in your mailing address.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

:signed

JEREMY CADDY,
President and Chief Executive Officer

ALDERSHOT RESOURCES LTD.
#1500 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-682-6718 Telecopier: 604-682-6722

INFORMATION CIRCULAR
as at May 19, 2006, unless otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of ALDERSHOT RESOURCES LTD. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 23, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Aldershot Resources Ltd. "Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Pacific Corporate Trust Company by fax at 604-689-8144 or by mail or by hand delivery at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 or such other methods as may be described in the Form of Proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on behalf on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.**

Although as a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company or at the address of the Company at #1500 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no person who is or has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or any associate of affiliate of such person, or any person on behalf of whom this solicitation is made, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 19, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of the Record Date, there were 34,050,435 Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Philip Crabb	3,883,166[(1)]	11.4%

NOTES:

(1) Of these shares, 1,200,000 common shares are held in the name of 669486 BC Ltd. and 2,433,166 are held in the name of IOMA Pty Ltd., of which Philip Crabb is the beneficial owner.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the President of the Company at #1500 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 telephone (604) 682-6718. These documents are also available through the Internet on the SEDAR website, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at four (4). Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four (4).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) (the "BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of

Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment[1]	Period as a Director of the Company	Shares Beneficially Owned or Controlled[2]
JEREMY CADDY London, England *President, Chief Executive Officer and Director*	Mr. Caddy graduated as a mining engineer from the Royal School of Mines, London and has over three decades of experience in the industry. This includes four years in Broken Hill, Australia with Consolidated Zinc Corporation (now Rio Tinto), followed by five years with consultants Kenneth McMahon & Partners of Sydney, Australia and three years in Malaysia serving as the Chief Executive Officer of a mining investment firm. During an eleven year stint in Singapore, Mr. Caddy acted as an independent business consultant for both resource and industrial concerns. Until recently, he was Chairman of G Four Limited, a British firm providing corporate finance advisory services to junior mining companies. Mr. Caddy specializes in restructuring mining companies and locating financing for their growth.	Since February 9, 1998	867,855[3]
IAN M. ADAM Vancouver, British Columbia *Director*	Mr. Adam is a retired audit partner of Ernst and Young. Mr. Adam has extensive experience with start-up junior and major mining companies.	Since October 16, 2000	2,000[4]
MICHAEL CLEMENTS Vancouver, British Columbia *Director*	Since 1994, Mr. Clements has been with ISM Information Systems Management (B.C.) Corp., one of the largest information technology outsourcing companies in Canada, which was fully absorbed by Telus in 2000. Mr. Clements is presently an account executive with Telus Enterprise Solutions Partnership. Mr. Clements holds an MBA from the Richard Ivey School of Business, specializing in Finance.	Since July 31, 2000	38,000[5]
BRIAN RICHARDSON Western Australia *Director and Vice-President Exploration*	Mr Richardson has twenty-three years' experience in the mining industry in Western Australia and the Northern Territory. He was Exploration Manager of Miralga Mining NL and was involved in the early exploration of Sulphur Springs base metals-gold project. He was also involved in the generation of various projects for Gasgoyne Gold Mines NL. From 1997 through to 2000 he was the Managing Director of Resource Exploration NL, an ASX listed junior exploration company. From 2000 to the present he has been a Director and Exploration Manager for Thundelarra Exploration Ltd (ASX: THX)	Since May 28, 2004	85,000[6]

NOTES:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Pacific Corporate Trust Company, the registrar and transfer agent of the Company, and by the nominees themselves.

(3) In addition, Mr. Caddy holds: 257,064 Convertible Preferred Series "A" Shares (b) warrants for the right to purchase 100,000 common shares; and (c) option to purchase 500,000 common shares

(4) In addition, Mr. Adam holds an option to purchase 300,000 common shares

(5) In addition, Mr. Clements holds an option to purchase 300,000 common shares

(6) Of these shares, 50,000 are held in the name of REM Pty Ltd., a company wholly owned by Mr. Richardson. Further, Mr. Richardson holds an option to purchase 450,000 common shares

The Company does not at present have an executive committee, compensation committee or any other committees, other than an audit committee as required by the *Business Corporations Act* (British Columbia).

As at the date hereof, the members of the audit committee are Messrs. DeMarte, Adam and Clements.

INFORMATION CONCERNING THE COMPANY'S AUDIT COMMITTEE AND EXTERNAL AUDITOR

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its audit committee:

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the following will be the members of the Audit Committee:

Frank DeMarte	Not Independent [1]	Financially literate[2]
Ian M. Adam	Independent[1]	Financially literate[2]
Michael Clements	Independent[1]	Financially literate[2]

NOTES:

(1) As defined by Multilateral Instrument 52-110. A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2) As defined by Multilateral Instrument 52-110. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The Audit Committee's Charter

The following is the text of the Audit Committee's Charter:

1. Overall Purpose / Objectives

The Audit Committee will assist the Board of Directors in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

2. Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, to set and pay the compensation for any advisors employed by the Audit Committee, to ensure the attendance of Company officers at meetings as appropriate and to communicate directly with the Company's external auditors.

3. Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company.

The chairman of the Audit Committee will be nominated by the Audit Committee from the members of the Audit Committee which are not officers or employees of the Company, or a company associated or affiliated with the Company, from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Company secretary, or such person as nominated by the Chairman.

Attendance at Meetings

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

The proceedings of all meetings will be minuted.

4. Roles and Responsibilities

The Audit Committee will:

- Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
- Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.
- Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.
- Review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate.
- Review the annual and quarterly financial statements including Management's Discussion and Analysis and annual and interim earnings press releases prior to public dissemination, including any certification, report, opinion, or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.
- Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.
- Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

- Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

- Meet with management and the external auditors to review the annual financial statements and the results of the audit.

- Review the interim financial statements and disclosures, and obtain explanations from management on whether:

  (a) actual financial results for the interim period varied significantly from budgeted or projected results;

  (b) generally accepted accounting principles have been consistently applied;

  (c) there are any actual or proposed changes in accounting or financial reporting practices;

  (d) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure; and

  (e) review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

- Review the performance of the external auditors and approve in advance provision of services other than auditing. Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company. The Board authorizes the Chairman of the Audit Committee to pre-approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

- Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

- Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

- Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

- Establish a procedure for:

  (a) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

  (b) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

- Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.

- Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

- Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

- Perform other functions as requested by the full Board.

- If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

- Review and recommend updates to the charter; receive approval of changes from the Board.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 (De Minimis Non-audit Services), or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit services are as follows:

Financial Year Ending(1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2006	$25,000	$Nil	$Nil	$Nil
2005	$18,740	$Nil	$Nil	$Nil

NOTES:

(1) Financial years ended

(2) The aggregate audit fees billed.

(3) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

(4) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(5) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

The breakdown of the fees billed by the Company's external auditors between Audit Fees and Tax Fees is based on an estimate of the amount of work carried out by the external auditors in each area.

Exemption

The Company has relied upon the exemption provided by section 6.1 of Multilateral Instrument 52-110 which exempts venture issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by Multilateral Instrument #52-110.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

During the fiscal year ended January 31, 2006, the Company had two Executive Officers, namely, its Chief Executive Officer and its Chief Financial Officer (the "Named Executive Officers") who were Mr. Jeremy Caddy and Mr. Frank DeMarte, respectively. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years are as set out below. The table below will also include Mr. Ian M. Adam who resigned as the Chief Financial Officer effective July 15, 2005. Mr. Caddy served as interim Chief Financial Officer during the period July 15, 2005 to September 15, 2005.

Summary Compensation Table

NAMED EXECUTIVE OFFICER Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Jeremy Caddy Chief Executive Officer and President	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000(1) 400,000(2) Nil	Nil Nil Nil	Nil Nil Nil	$80,000(3) $80,000(3) $30,000(3)
Frank DeMarte(4) Chief Financial Officer	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	200,000(5) N/A N/A	Nil N/A N/A	Nil N/A N/A	$7,881(9) N/A N/A
Ian M. Adam Chief Financial Officer(6)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000(7) 200,000(8) Nil	N/A Nil Nil	N/A Nil Nil	N/a Nil Nil

NOTES:

(1) Options exercisable as to (a) 50,000 at $0.28 per share until April 21, 2010; and (b) 50,000 at $0.24 per share until August 4, 2010
(2) Options exercisable at $0.25 per share until April 1, 2009
(3) Pursuant to a management agreement dated October 1, 2002 as amended by agreement dated April 1, 2004
(4) Mr. DeMarte was appointed Chief Financial Officer and Corporate Secretary of the Company effective September 15, 2005
(5) Options exercisable as to (a) 150,000 at $0.28 per share until April 21, 2010; and (b) 50,000 at $0.24 per share until August 4, 2010
(6) Mr. Adam resigned as the Chief Financial Officer effective July 15, 2005
(7) Options exercisable at $0.28 per share until April 21, 2010. Additional options were granted to Mr. Adam during the financial year ended 2006, but not during the term that he was serving as Chief Financial Officer. Refer to the section entitled "Compensation of Directors" for particulars of the option granted to Mr. Adam after July 15, 2005
(8) Options exercisable as to (a) 150,000 at $0.25 per share until April 1, 2009; and (b) 50,000 at $0.25 per share until November 9, 2009
(9) Administration Fees

Long-term Incentive Plans

Long term incentive plan ("LTIP") means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIPs during the recently completed fiscal year ended January 31, 2006.

Incentive Stock Options and Stock Appreciation Rights ("SARs")

The Company has in place a stock option plan (the "Stock Option Plan"). Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. A copy of the Stock Option Plan will be made available for shareholders review at the Annual Meeting, or you may contact the Corporate Secretary of the Company to obtain your copy.

During the financial year ended January 31, 2006 the following individual grants of options and SARs to purchase common shares of the Company were made to the Named Executive Officers.

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Jeremy Caddy	50,000	28.5%	$0.24	(1)	August 4, 2010
	50,000	25.6%	$0.28	(2)	April 21, 2010
Frank DeMarte	50,000	28.5%	$0.24	(1)	August 4, 2010
	150,000	76.9%	$0.28	(2)	April 21, 2010

NOTES:

(1) The closing price of the Company's shares on the date of grant, August 4, 2005 was $0.30

(2) The closing price of the Company's shares on the date of grant, April 21, 2005 was $0.375

Stock appreciation right ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended January 31, 2006.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no share options exercised by the Named Executive Officers during the financial year ended January 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

COMPENSATION OF DIRECTORS

Other than as disclosed herein, during the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Company for their attendance at board meetings or in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors.

Directors are eligible to receive incentive stock options to purchase common shares of the Company. During the financial year ended January 31, 2006 the following individual grants of options and SARs to purchase common shares of the Company were made to the directors (not including the Named Executive Officers noted above).

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Michael Clements	50,000 50,000	50% 14%	$0.24 $0.28	(1) (2)	August 4, 2010 April 21, 2010
Brian Richardson	50,000 200,000	50% 14%	$0.24 $0.28	(1) (2)	August 4, 2010 April 21, 2010
Ian M. Adam	50,000 50,000	50% 14%	$0.24 $0.28	(1) (2)	August 4, 2010 April 21, 2010

NOTES:

(1) The closing price of the Company's shares on the date of grant, August 4, 2005 was $0.30
(2) The closing price of the Company's shares on the date of grant, April 21, 2005 was $0.375

There were no share options exercised by the directors during the financial year ended January 31, 2006 (not including the Named Executive Officers noted above).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders – (the Stock Option Plan)	2,600,000(1)	$0.26	805,044
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,600,000(1)	$0.26	805,044

NOTES:

(1) As at financial year end January 31, 2006

A copy of the Stock Option Plan will be made available for shareholders review at the Annual Meeting, or you may contact the Corporate Secretary of the Company to obtain your copy.

VENTURE ISSUER EXEMPTION

Pursuant to the prescribed Form 51-102F6, a Venture Issuer (as therein defined) is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Re-pricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a 'Venture Issuer' and has omitted such disclosure.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 *Disclosure of Corporate Governance Practices* the Company provides the following disclosure with respect to its corporate governance practices:

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Messrs. Ian M. Adam and Michael Clements were the "independent" directors in that they were independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from their shareholdings. Mr. Jeremy Caddy, the current President and Chief Executive Officer of the Company and Mr. Brian Richardson is the Vice-President Exploration is considered a member of management, and therefore not independent.

Directorship

The directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Other Report Issuer	Term of Directorship
Ian Adam	AccelRate Power Systems Inc. Serebra Learning Corporation	August 11, 2004 to date August 1, 2003 to date
Brian Richardson	Thundelarra Exploration Ltd. Royal Resources Limited	October 9, 2001 to date February 28, 2004 to date

Orientation and Continuing Education

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a) was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company is or has been indebted to the Company or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since February 1, 2005 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company.

The directors and officers of the Company have an interest in the resolution concerning the election of Directors and the ratification of acts of Directors. Please refer to the section entitled "Particulars of Matters to be Acted Upon".

During the year ended January 31, 2006, the Company paid or accrued:

- management fees of $80,000 to Jeremy Caddy, a director and officer of the Company;
- administration fees of $7,881 to Frank DeMarte, the Chief Financial Officer of the company;
- consulting fees of $10,511 to Ragged Range Pty, a company wherein Brian Richardson is a also a director;
- geological consulting fees of $35,004 to Ragged Range Pty, a company wherein Brian Richardson is also a director; and
- legal fees of $9,735 to Steven Sobolewski, the former Corporate Secretary of the Company.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young, Chartered Accountants of Vancouver, BC, as auditor to the Company, at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company thereof which are to any substantial degree performed other than by the senior officers and directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval and Ratification of the Acts and Deeds of the Directors and Officers

The shareholders will be asked to ratify, confirm and approve of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last annual general meeting of the Company.

Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective June 10, 2003, which was approved by the shareholders of the Company on July 15, 2003.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at 10th Floor, 595 Howe Street, Vancouver, BC, V6C 2T5 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended January 31, 2006 and the report of the auditor thereof will be placed before the Meeting. The annual report containing the consolidated audited financial statements, the report of the auditor and management's discussion and analysis are mailed to shareholders with this Information Circular. Additional copies may be obtained free of charge from the President of the Company upon request and will be available at the Meeting.

Additional information relating to the Company is included in the Company's annual report for the year ended January 31, 2006 and the accompanying auditor's report and management's discussion and analysis. Copies of the annual report and the relevant portion of any documents incorporated by reference in the annual report, and copies of the Company's most current interim financial statements and management's discussion and analysis, as well as additional copies of this proxy circular, may be obtained from the SEDAR website at www.sedar.com and upon request from the Company's President at #1500 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

OTHER MATTERS AND APPROVAL OF DIRECTORS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

ALDERSHOT RESOURCES LTD.

FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

JANUARY 31, 2006

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone: 604 891-8200
Fax: 604 643-5422

AUDITORS' REPORT

To the Shareholders of
Aldershot Resources Ltd.

We have audited the balance sheets of **Aldershot Resources Ltd.** as at January 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP
Chartered Accountants

Vancouver, Canada,
May 26, 2006

ALDERSHOT RESOURCES LTD.
BALANCE SHEETS
AS AT JANUARY 31

		2006		2005
ASSETS				
Current				
Cash	$	28,970	$	205,433
Short-term investments		373,200		-
Receivables		39,428		20,290
Prepaid expenses		10,761		3,977
		452,359		229,700
Equipment (Note 3)		9,259		3,990
Resource properties (Note 4)		471,300		135,632
	$	932,918	$	369,322
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	73,138	$	58,638
Due to related parties (Note 7)		37,729		54,875
		110,867		113,513
Shareholders' equity (Note 5)				
Capital stock				
Authorized				
10,000,000 Series "A" cumulative, redeemable, convertible preferred shares with a par value of $1.00				
Issued : 498,211 (2005 – 744,932)		498,211		744,932
Authorized				
500,000,000 common shares without par value				
Issued : 27,786,988 (2005 – 16,985,897)		5,924,550		3,419,663
Contributed surplus		708,261		291,034
Deficit		(6,308,971)		(4,199,820)
		822,051		255,809
	$	932,918	$	369,322

Nature and continuance of operations (Note 1)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

ALDERSHOT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED JANUARY 31

	2006	2005
EXPENSES		
Exploration costs (Note 4)	$ 619,892	$ 659,736
Amortization	2,954	1,116
Bank charges	2,326	840
Consulting	60,153	26,087
Foreign exchange	46,698	19,616
Insurance	10,918	-
Investor relations	90,931	65,251
Management fees (Note 7)	80,000	73,666
Administration and secretarial	89,541	-
Office and rent	70,869	30,286
Professional fees	118,272	73,910
Property investigation	171,882	-
Regulatory, and trust company fees	30,667	19,115
Shareholder information	2,912	1,997
Stock-based compensation (Note 6)	441,479	291,034
Travel and related expenses	152,563	43,200
Website design and maintenance	3,100	5,780
Loss before other items	(1,995,157)	(1,311,634)
OTHER ITEMS		
Interest income	5,638	2,933
Write-down of resource properties' costs (Note 4)	(119,632)	-
	(113,994)	2,933
Net loss for the year	(2,109,151)	(1,308,701)
Deficit, beginning of year	(4,199,820)	(2,891,119)
Deficit, end of year	$ (6,308,971)	$ (4,199,820)
Basic and diluted loss per share	$ (0.08)	$ (0.09)
Weighted average number of shares outstanding	25,064,630	13,793,307

The accompanying notes are an integral part of these financial statements.

ALDERSHOT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
AS AT JANUARY 31

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the year	$	(2,109,151)	$	(1,308,701)
Items not affecting cash:				
Amortization		2,954		1,116
Stock-based compensation		441,479		291,034
Write-down of resource properties' costs		119,632		-
Changes in non-cash working capital items:				
Receivables		(19,138)		14,261
Prepaid expense		(6,784)		11,902
Accounts payable and accrued liabilities		14,500		27,174
Cash used in operating activities		(1,556,508)		(963,214)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related party		(17,146)		2,010
Share issue costs		(62,456)		-
Proceeds from issuance of capital stock		1,992,070		776,514
Cash provided by financing activities		1,912,468		778,524
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment		(8,223)		(3,265)
Resource properties' acquisition costs		(151,000)		(16,000)
Short-term investments, net		(373,200)		300,000
Cash provided by (used in) investing activities		(532,423)		280,735
Increase in cash during year		(176,463)		96,045
Cash, beginning of year		205,433		109,388
Cash, end of year	$	28,970	$	205,433
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes		-		-

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. (the "Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal resource properties. The Company's financial statements previously were consolidated with those of its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore"). On July 11, 2005, Can-Dore was dissolved and these financial statements include only the accounts of the Company.

These financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from private equity financings, complete public equity financings, or generate profitable operations in the future. The Company's working capital and deficit position's are as follows:

	January 31, 2006	January 31, 2005
Working capital	$ 341,492	$ 116,187
Deficit	(6,308,971)	(4,199,820)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, and all highly liquid debt instruments purchased with a maturity of three months or less.

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and net recoverable amount.

Exploration and development costs

Exploration costs are charged to operations as incurred.

When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of the mining operations are capitalized. Capitalized amounts may be written down if future undiscounted cash flows, including potential sales proceeds, related to a mineral property are estimated to be less than the carrying value of the property.

Resource properties

Resource property acquisition costs are capitalized until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each resource property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets on a declining balance basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company follows the fair value accounting provisions of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870") for all stock-based compensation. Under this method, the fair value of the stock options at the date of grant is recognized as a charge to the Statement of Operations and Deficit and is amortized over the vesting period with the offsetting credit to contributed surplus.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share information the dilutive effect is the same as the basic amount, as the Company's net loss from operations causes the dilutive securities outstanding to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year. In determining the income available to common shareholders, undeclared dividends on the cumulative preferred shares are deducted from income.

3. EQUIPMENT

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 5,993	$ 4,899	$ 1,094	$ 5,994	$ 4,626	$ 1,368
Computer equipment	13,348	5,183	8,165	5,124	2,502	2,622
	$ 19,341	$ 10,082	$ 9,259	$ 11,118	$ 7,128	$ 3,990

4. RESOURCE PROPERTIES

The carrying values of the Company's resource properties are as follows:

	January 31, 2006	January 31, 2005
Terro de Oro Mining Property, Chile	$ -	$ 33,479
Hornitos Group of Claims, Chile	62,000	16,000
Ripplesea Joint Venture, Australia	-	86,153
Fields Find Gold Property, Australia	-	-
Quebec Uranium Claims, Quebec, Canada	129,300	-
British Columbia Uranium Claims, British Columbia, Canada	280,000	-
	$ 471,300	$ 135,632

Terro de Oro Mining Property - Chile

(a) Las Lomitas Project

During the year ended January 31, 2006, the Company decided that it would not be continuing with this project. As a result, it wrote-down all capitalized costs associated with the project in the amount of $33,479.

(b) San Joint Venture – Chile

The Company entered into a Letter of Intent with International PBX Ventures Ltd. ("PBX") dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving three concessions and in which the two parties each holds a 50% contributing and participating interest. Although, no funds have been spent or committed at January 31, 2006, the Company intends to pursue this Joint Venture in the future.

Hornitos Group of Claims – Chile

On August 20, 2004, the Company entered into an option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $354,000 over a four year period ($62,000 paid in cash as at January 31, 2006) and spending $1,300,000 in an exploration work program over the same period ($29,061 paid in cash as at January 31, 2006), as set out in the table below:

	Cash payments	Exploration expenditures
February 20, 2005	$ 16,000	$ 130,000 best efforts
August 20, 2005	30,000	130,000
August 20, 2006	60,000	130,000
August 20, 2007	100,000	390,000
August 20, 2007	148,000	520,000

4. RESOURCE PROPERTIES (cont'd…)

Ripplesea Joint Venture - Australia

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Australia, in respect of seven exploration licences in the East Kimberley region of Australia (E80/2924-2930). The tenements covered approximately 900 square kilometres and the Company acquired a 50% interest in the seven exploration licences in consideration for AUD$100,000 (Cdn$86,153). The Company also has the right to earn an additional 25% interest, for a total 75%, if the Company funds all exploration, as per the requirements of the Western Australian Mining Act, and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study. During the year ended January 31, 2005, the Company determined that no further work will be done on the JV's tenements at Black Duck and Ruby Plains. As a result, the tenements have been dropped. This resulted in a write-down of $61,538 on the five exploration licences during the year-ended January 31, 2006. As at January 31, 2006 the remaining two exploration licences covering an area of 175 square kilometers were also abandoned, which resulted in an additional write-down of $24,615.

Fields Find Gold Property - Australia

The Company entered into The Fields Find Farm-in and Joint Venture Heads of Agreement on December 24, 2003 with Thundelarra Exploration Ltd. ("Thundelarra") covering 11 prospecting licences, 8 exploration licences, one mining lease and 4 mining lease applications covering 488.56 square km located 420 kilometres north of Perth. Subsequent to entering this agreement, Thundelarra entered into a deed of assignment with Royal Resources Limited (formerly United Gold Ltd) ("Royal") of Perth, Australia. As a result, the Company's Fields Find Farm-in and Joint Venture Agreement is now with Royal.

Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the tenements wholly owned by Royal by the expenditure of AUD$600,000 by December 24, 2006. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company at a deemed price of $0.15 have been issued to Thundelarra in the year ended January 31, 2005.

Thundelarra is a related party with the Company by virtue of common directors. The Fields Find transaction is a "related party transaction" as defined in the policies of the TSX Venture Exchange and "minority shareholder approval" for its execution was required. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought. A resolution was approved by the shareholders of the Company at a Special General Meeting held on July 16, 2004.

Effective December 21, 2005, the Company withdrew from the joint venture agreement with Royal. As consideration for its withdrawal, Royal will pay the Company a royalty equal to AUD$1 per ton for every ton of ore mined and processed from the tenements. The total amount payable as a royalty under this agreement shall not exceed AUD$600,000.

4. RESOURCE PROPERTIES (cont'd…)

Quebec Uranium Claims, Canada

The Company has entered into option agreements on May 25, 2005 for the right to acquire a 100% interest in three groups of mineral claims in the Province of Quebec in Canada. The first group, known as the Pool Group, comprise 42 claims located in Huddersfield and Clapham Townships. The second group, known as the Halliwell Group, comprise 17 claims located in Huddersfield, Clapham and Pontefract Townships. The third group, known as the Hupon Group, comprise 6 claims located in Huddersfield Township. In addition, the Company has staked 185 contiguous claims in order to consolidate its holding in the Province of Quebec.

a) Pool Group

Pursuant to the terms of the agreement, the Company may earn its 100% interest by paying $140,000, issuing 750,000 common shares and incurring exploration expenditures of $500,000 over a five year period. During the year-ended January 31, 2006 the Company paid the vendor $15,000 and issued 150,000 common shares valued at $39,750. The Company is obligated to carry out exploration expenditures of $50,000 during the first year, ending May 13, 2006.

b) Halliwell Group

Pursuant to the terms of the agreement, the Company may earn its 100% interest by paying $100,000, issuing 500,000 common shares and incurring exploration expenditures of $400,000 over a five year period. During the year-ended January 31, 2006 the Company paid the vendor $10,000 and issued 100,000 common shares valued at $26,500. The Company is obligated to carry out exploration expenditures of $40,000 during the first year, ending May 13, 2006.

In addition, the Company has made four claims near these 17 claim sites, for which staking costs of $27,000 were incurred. The costs of the staking activities were also capitalized as part of the acquisition cost during the year-ended January 31, 2006.

c) Hupon Group

Pursuant to the terms of an agreement dated June 28, 2005, the Company may earn its 100% interest by paying $36,000, issuing 175,000 common shares over a four year period and incurring exploration expenditures of $100,000 over a five year period. During the year-ended January 31, 2006 the Company paid the vendor $3,000 and issued 35,000 common shares upon receiving regulatory approval valued at $8,050. The Company is obligated to carry out exploration expenditures of $10,000 during the first year ending July 14, 2006.

British Columbia Uranium Claims, Canada

The Company has entered into an option agreement dated June 28, 2005 to acquire a 100% interest in five groups of mineral claims located in the province of British Columbia in Canada. Pursuant to the agreement, the Company issued 1,000,000 common shares valued at $230,000 and paid $50,000. A 2% net smelter return royalty is also payable with advance royalties of $10,000 per property group payable annually on the anniversary date of the acquisition so long as the Company retains an interest in the property. The five prospective uranium properties cover 115 claim blocks totaling approximately 34,000 hectares.

4. RESOURCE PROPERTIES (cont'd…)

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests, and charged to operations.

2006	Las Lomitas Project	Hornitos Group of Claims	Ripplesea Joint Venture	Fields Find Gold Property	Yuinmery Uranium Project	Turee Creek Uranium Project	Northern Territory Project	Quebec Uranium Claims	British Columbia Uranium Claims	Total
Equipment rental	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,201	$ -	$ 4,201
Geological consulting	-	30,000	7,463	39,193	6,767	19,120	29,723	38,371	-	170,637
Geophysical and airborne surveying	-	-	-	-	-	-	-	182,069	167,970	350,039
Lab tests and assays					1,079	1,079	1,336			3,494
Maintenance and licence fees	-	4,982	964	33,187	8,440	1,057	28,062	-	1,680	78,372
Maps and reproduction	-	-	41	-	944	1,230	10,055	1,960	3,004	17,234
Materials and field supplies	-	-	379	-	213	213	-	2,344	-	3,149
Mineral resource database	-	567	-	-	214	2,357	70	-	-	3,208
Travel and transport	-	-	1,697	-	-	326	511	-	-	2,534
Recovery of costs	(6,488)	(6,488)	-	-	-	-	-	-	-	(12,976)
Total exploration costs for the period	$ (6,488)	$ 29,061	$ 10,544	$ 72,380	$ 17,657	$ 25,382	$ 69,757	$ 228,945	$ 172,654	$ 619,892

4. RESOURCE PROPERTIES (cont'd…)

2005	Las Lomitas Project	Hornitos Group of Claims	Ripplesea Joint Venture	Fields Find Gold Property	Yuinmery Uranium Project	Turee Creek	Total
Assays and lab testing	$ 14,596	$ -	$ 5,102	$ 11,278	$ -	$ -	$ 30,976
Drilling	84,700	-	-	29,357	-	-	114,057
Equipment rental	3,450	-	-	-	-	-	3,450
Geological consulting	44,299	-	92,765	28,053	-	3,511	168,628
Labour	2,430	-	-	-	-	-	2,430
Maintenance and licence fees	8,761	-	22,462	54,064	3,598	-	88,885
Materials and supplies	349	-	198	4,348	-	-	4,895
Maps and reproduction	6,756	-	2,677	-	-	-	9,433
Mineral resource database	12,840	12,840	-	-	-	-	25,680
Property inspection	6,150	-	-	150,000	-	-	156,150
Travel and transport	42,961	-	10,885	1,306	-	-	55,152
Total exploration costs for the year	$ 227,292	$ 12,840	$ 134,089	$ 278,406	$ 3,598	$ 3,511	$ 659,736

5. CAPITAL STOCK

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2004	11,684,897	$ 2,643,150	$ -
Private placement	2,000,000	340,000	-
Exercise of stock options	640,000	64,000	-
Exercise of share purchase warrants	1,661,000	249,149	-
Pursuant to joint venture agreement	1,000,000	150,000	-
Share issue costs	-	(26,636)	-
Stock based compensation	-	-	291,034
Balance as at January 31, 2005	16,985,897	3,419,663	291,034
Private placements (i) and (iii)	4,900,307	1,409,095	-
Finder's fees (i)	22,400	6,944	-
Exercise of stock options (ii)	100,000	25,000	-
Exercise of share purchase warrants (ii)	2,906,500	479,975	-
Exercise of broker warrants (ii)	600,000	78,000	-
Preferred shares converted to common shares (iv) and (vii)	986,884	246,721	-
Shares issued pursuant to property agreement (v) and (vi)	1,285,000	304,300	-
Contributed surplus on the exercise of stock options	-	24,252	(24,252)
Share issue costs	-	(69,400)	-
Stock based compensation (Note 6)	-	-	441,479
Balance as at January 31, 2006	27,786,988	$ 5,924,550	$ 708,261

During the year ended January 31, 2006, the Company:

i) Completed a 3,900,307 unit private placement at $0.31 per unit for gross proceeds of $1,209,095. Each unit is comprised of one common share and a non-transferable share purchase warrant. Two warrants entitle the holder to acquire one common share for $0.41 per share until April 18, 2007. The Company paid a 7% finder's fee of $45,787 to three separate parties ($38,843 in cash and $6,944 as 22,400 units with the same terms as the private placement).

ii) Issued 2,906,500 common shares for gross proceeds of $479,975 pursuant to the exercise of share purchase warrants. The Company also issued 600,000 common shares for gross proceeds of $78,000 pursuant to the exercise of broker warrants related to the February 2004 private placement transaction. The Company also issued 100,000 common shares pursuant to the exercise of stock options for gross proceeds of $25,000.

5. **CAPITAL STOCK** (cont'd...)

iii) Issued 1,000,000 common shares at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one warrant exercisable at $0.25 until February 25, 2006 and $0.30 until February 25, 2007.

iv) Issued 986,884 common shares at a price of $0.25 per share pursuant to the conversion of 246,721 preferred shares (Note 11(c)).

v) Issued 1,000,000 common shares at a price of $0.23 per share pursuant to a property option agreement related to the mineral claims in British Columbia.

vi) Issued 285,000 common shares at a cost of $74,300 at prices between $0.23 and $0.27 per share pursuant to a property option agreement related to the mineral claims in Quebec.

vii) Subsequent to year-end, on March 21, 2006, the Company declared and issued a dividend on the preferred shares that were converted during the year. The dividend was paid out to the former holders of those preferred shares through the issuance of common shares. Common shares issued totaled 233,254 and represented $58,943 of the cumulative undeclared dividends as at January 31, 2006 (Note 11(c)).

During the year ended January 31, 2005, the Company:

i) Issued 2,000,000 units at 0.17 per unit for gross proceeds of $340,000 from a private placement. Each unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share until February 20, 2005 and $0.21 until February 20, 2006.

ii) Issued 640,000 common shares at $0.10 for gross proceeds of $64,000 pursuant to the exercise of stock options and 1,661,000 common shares at $0.15 for gross proceeds of $249,149 pursuant to the exercise of share purchase warrants. Proceeds of $15,900 from the exercise of the share purchase warrants were received subsequent to the year.

iii) Issued 1,000,000 common shares at a deemed price of $0.15 per share pursuant to a joint venture agreement on the Fields Find Gold Property (Note 5).

Preferred shares

The Company has authorized Series "A" Cumulative, Redeemable, Convertible Preferred share capital of 10,000,000 shares of $1.00 par value each. As of January 31, 2006 the Company had 498,211 (2005 – 744,932) preferred shares issued and outstanding. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares at the option of the Company and not at the option of the holders. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share subject to all necessary regulatory approvals. The Company will also issue common shares in payment of all outstanding dividends, declared and undeclared with respect to any preferred shares converted. Any outstanding preferred shares not converted into common shares or redeemed by October 21, 2006, being 48 months from the date of issuance on the preferred shares, will be automatically converted into common shares at a deemed price of $0.25 per share.

At January 31, 2006, cumulative undeclared dividends of $222,465 (2005- $148,986) were due to the holders of these shares, of which $58,943 were due to the holders of the preferred shares that were converted during the year (Note 5 (vii) and Note 11(c)).

5. CAPITAL STOCK (cont'd...)

Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

A summary of the stock options outstanding at January 31, 2006:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2006	Exercise Price Per Share	Expiry Date
1,200,000	-	100,000	100,000	-	1,000,000	$ 0.25	April 1, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
-	925,000	-	-	-	925,000	$ 0.28	April 21, 2010
-	325,000	-	-	-	325,000	$ 0.24	August 4, 2010
1,550,000	1,250,000	100,000	100,000	-	2,600,000		

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2004	640,000	$ 0.10
Options granted	1,550,000	0.25
Options exercised	(640,000)	0.10
Balance, January 31, 2005	1,550,000	0.25
Options granted	1,250,000	0.27
Options exercised	(100,000)	0.25
Options cancelled	(100,000)	0.25
Balance, January 31, 2006	2,600,000	$ 0.26
Number currently exercisable	2,600,000	$ 0.26

5. CAPITAL STOCK (cont'd...)

Warrants

A summary of the share purchase warrants outstanding at January 31, 2006:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2006	Exercise Price Per Share	Expiry Date
2,124,000	-	2,106,500	-	17,500	-	$ 0.15	May 27, 2005
1,200,000	-	200,000	-	1,000,000	-	$ 0.19	January 22, 2006
1,000,000	-	600,000	-	-	400,000	$ 0.19 $ 0.21	February 20, 2005 or February 20, 2006
-	1,000,000	-	-	-	1,000,000	$ 0.25 $ 0.30	February 25, 2006 or February 25, 2007
-	1,961,353	-	-	-	1,961,353	$ 0.41	April 18, 2007
4,324,000	2,961,353	2,906,500	-	1,017,500	3,361,353		

6. STOCK-BASED COMPENSATION

During the year ended January 31, 2006, the Company granted 1,250,000 (2005 – 1,550,000) stock options to employees, directors and officers. The estimated fair value of these options is recorded as $441,479 (2005 - $291,034) at a weighted average fair value of $0.35 per option (2005 - $0.19). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for Black-Scholes valuation of the stock options granted during the year:

Risk-free interest rate	3.4% ~ 3.5%
Expected life of options	5 years
Annualized volatility	189% ~ 193%
Dividend rate	0.00%

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $80,000 (2005 - $73,666) to a director of the Company.

b) Paid or accrued consulting fees of $10,511 (2005 - $6,505) to a company controlled by a director of the Company.

c) Paid or accrued legal fees of $9,735 (part of professional fees) (2005 - $27,009) to legal firms of which an officer and a director of the Company are partners.

d) Paid or accrued geological consulting fees (part of exploration costs) of $35,004 (2005 - $7,601) to a director of the Company.

7. RELATED PARTY TRANSACTIONS (cont'd...)

e) Undeclared dividends on preferred shares of $76,769 (2005 - $43,848) are due to a director, of which $30,707 relate to preferred shares that were converted during the year-ended January 31, 2006 (Note 5 (vii) and Note 11(c)).

f) Paid or accrued administration fees of $7,881 (2005 - $Nil) to a director of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	2006	2005
Thundelarra Explorations Ltd.	$ 23,492	$ 51,875
Directors	14,237	3,000
	$ 37,729	$ 54,875

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Chile, Africa, Australia, and Canada (in British Columbia and Quebec).

	Assets	Exploration Costs
January 31, 2006		
Chile	$ 62,900	$ 22,573
Australia	179,139	195,720
Africa	42	-
Canada	690,837	401,599
	$ 932,918	$ 619,892
January 31, 2005		
Chile	$ 50,379	$ 240,132
Australia	243,317	419,604
Africa	-	-
Canada	75,626	-
	$ 369,322	$ 659,736

9. INCOME TAXES

A reconciliation of current taxes at statutory rates with the reported taxes is as follows based on an income tax rate of 34.75% (2005 – 35.62%):

	2006	2005
Loss before income taxes	$ (2,109,151)	$ (1,308,701)
Current income taxes (recovery)	(732,825)	(466,159)
Permanent differences	180,210	104,704
Expired loss	42,373	21,844
Share issue costs	(33,368)	-
Impact of change in tax rate	48,831	-
Unrecognized benefits of non-capital losses (valuation allowance)	494,779	339611
Total current income taxes (recovery)	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets (liabilities):		
Non-capital losses	$ 571,975	$ 406,820
Mineral resource expenditures	806,176	495,548
Other	44,000	25,004
	1,422,151	927,373
Valuation allowance	(1,422,151)	(927,373)
Net future income tax asset (liability)	$ -	$ -

The Company has incurred operating losses of approximately $1,659,000 which, if unutilized will expire through January 31, 2016 as follows:

2007	$ 81,000
2008	50,000
2009	126,000
2010	119,000
2011	252,000
2015	375,000
2016	656,000
Total	$1,659,000

Subject to certain restrictions, the Company also had resource exploration expenditures available to reduce taxable income of future years of approximately $806,176. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

9. INCOME TAXES (cont'd...)

As the Company carries on activities in Chile, Australia and Africa, in addition to Canada, the Company may become subject to tax in these other jurisdictions in the future.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

11. SUBSEQUENT EVENTS

Subsequent to January 31, 2006, the Company:

a) Entered into an option agreement to acquire a 100% interest in a group of 14 mineral claims in the Sandy Creek Area and a group of 9 mineral claims in the Rive Uranium Prospect , all located within its Quebec project claim block in the Province of Quebec. The Company may earn its 100% interest in the claims for the purchase price of $45,000 and the issuance of 650,000 common shares over a three year period and by spending $350,000 in exploration expenditures over a five year period. The Company is obligated to pay $10,000 and issue 150,000 common shares to the vendor upon receiving regulatory approval and to carry out exploration expenditures of $100,000 during the initial year.

b) Completed a 5,060,000 unit non-brokered private placement at $0.30 per unit for gross proceeds of $1,518,000. Each unit consists of one common share and one purchase warrant exercisable for two years at $0.35. The proceeds will be used for exploration work on the Company's uranium projects in Quebec, British Columbia and general working capital.

c) On March 21, 2006, the Company resolved to declare a dividend on the preferred shares. In settlement of the dividend, the Company issued 880,356 common shares which reduced the undeclared dividends of $222,465, including amounts related to preferred shares that were converted during the year of $58,943 (Note 5 (vii)), as at January 31, 2006 to $nil.

d) As at May 13, 2006, the Company had complied with the commitments of its option agreements with respect to Quebec mineral claims by investing $246,000 of exploration expenditures.

e) On May 23, 2006, the Company granted 750,000 stock options to directors and officers of the Company. The stock options are exercisable at a price of $0.25 for a period of five years from the date of grant.

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED JANUARY 31, 2006

The following discussion and analysis of Aldershot Resources Ltd. (the *"Issuer"* or the *"Company"*), is prepared as of May 26, 2006 should be read together with the audited financial statements for the year ended January 31, 2006 and related notes attached thereto which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name *"Quattro Resources Ltd."* pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to *"Aldershot Resources Ltd."*

The Company's financial statements were previously consolidated with those of its accounting parent Can-Dore Diamond Mining Corporation ("Can-Dore") On July 11, 2005, Can-Dore was dissolved and these financial statements include only the accounts of the Company.

The address of the registered and records office and the address for service of the Issuer is 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The business address of the Issuer is Suite 1500, 885 West Georgia Street, Vancouver, BC., V6C 3E8

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

The Issuer is engaged in the exploration and development of resource properties, principally uranium, located in Australia, Zambia, Canada and copper resource properties in Chile. The Issuer has applied for the Turee Creek Uranium Project in the Pilbarra Region of Western Australia, and a 75 square kilometres exploration licence, the Yuinmery Uranium Project, located in the East Murchison mineral field of Western Australia. In addition the Company has applied for 11 uranium prospecting licences in the Northern Territory and for two uranium prospecting licences in Zambia. Other properties include an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III and two exploration licences in the East Kimberley region of Western Australia. All of the Issuer's properties are in the exploration stage. The Company also interests in three groups of uranium claims located in the province of Quebec and five groups of uranium claims in the province of British Columbia.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Chilean property and the East Kimberley properties are subject to Option Agreements. The Company trades on the TSX Venture Exchange under the symbol ALZ.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year ended January 31, 2006:

1. Effective February 4, 2005, Rick Wayne Crabb resigned as a director of the Company to pursue his other business ventures.

2. Issued 1,000,000 common shares on February 25, 2005 at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement.

3. Issued 986,884 common shares on at a deemed price of $0.25 per share, pursuant to the conversion of 246,721 preferred shares.

4. Decided that it will not be continuing the Los Lomitas Project in Chile with its joint venture partner, International PBX Ventures Ltd.

5. Applied for seven more uranium tenements in the Northern Territory of Australia.

6. Completed a private placement of 3,900,307 units April 18, 2005, at $0.31 per unit for gross proceeds of $1,209,095. Each unit consists of one common share and one non-transferable warrant. Two warrants entitle the holder to purchase one additional common share for two years at $0.41 per share. The Company paid a 7% finder's fee of $45,787 to three separate parties ($38,843 in cash and $6, 944 as 21,000 units with the same terms as the private placement).

7. Applied for two uranium prospecting licences in Zambia, Africa on April 11, 2005.

8. Granted 925,000 stock options on April 21, 2005 to certain directors, officers, employees and consultants at $0.28 per share for five years.

9. Entered into option agreements dated May 25, 2005 to acquire a 100% interest in three groups of claims in the Province of Quebec. The first group, known as the Pool Group (42 claims), is located in Huddersfield and Clapham Townships. The second group, known as the Halliwell Group (17 claims) is located in Huddersfield, Clapham and Pontefract Townships. The third group, known as the Hupon Group (6 claims) is located in Huddersfield Township.

10. Held its Annual General Meeting on July 15, 2005 in Vancouver, BC. All proposed resolutions were passed.

11. Entered into an option agreement dated June 28, 2005 to acquire a 100% interest in five groups of mineral claims located in the Province of British Columbia comprising 115 claims. The Company has issued a total of 1,000,000 common shares and paid $50,000 to acquire these claims.

12. Issued 2,906,500 common shares for gross proceeds of $479,975 pursuant to the exercise of warrants and issued 600,000 common shares for gross proceeds of $78,000 pursuant to the exercise of broker warrants.

13. On August 2, 2005, issued 250,000 common shares pursuant to a mineral property agreement.

14. On September 7, 2005, issued 35,000 common shares pursuant to the Hupon mineral property agreement.

15. Granted 325,000 stock options to directors, officers, employees and consultants of the Company exercisable at $0.24 per share expiring August 4, 2010.

16. Appointed Mr. Frank DeMarte as the Company's Chief Financial Officer and Corporate Secretary on September 15, 2005.

17. Received $31,000 in share subscriptions receivable and cancelled 100,000 units at $0.31 per unit related to a private placement completed on April 18, 2005. The balance in subscriptions receivable is $Nil.

18. Effective December 21, 2005, withdrew from the Fields Find Farm-in and Joint Venture Heads of Agreement with Royal Resources Limited (formerly United Gold Ltd) of Perth, Western Australia.

19. Abandoned the remaining two exploration licences covering an area of approximately 175 square kilometres on its Ripplesea Joint Venture in Western Australia.

20. The Company has been granted Exploration Licence 52/1763 on the Turee Creek Uranium Project located in Western Australia.

21. The Company has been granted Exploration Licence 57/593 on the Yuinmery Uranium Project located in Western Australia.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year ended January 31, 2006	Year ended January 31, 2005	Year ended January 31, 2004
Total revenues	$ 5,638	$ 2,933	$ -
Net loss before extraordinary items	2,109,151	1,308,701	287,633
Net loss	2,109,151	1,308,701	287,633
Basic and diluted loss per share	(0.08)	(0.09)	(0.05)
Total assets	932,918	369,322	581,291
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks and interest earned on short-term investments. During the current period, the Company expensed $619,892 in exploration costs compared with $659,736 during the previous year

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year ended January 31, 2006, the Company incurred a net loss of $2,109,151 (2005 - $1,308,701). Some significant expenses are as follows:

Exploration expenses $619,892 (2005 - $659,736)
Professional fees, paid or accrued $118,272 (2005 - $73,910)
Property investigation costs $171,882 (2005 - $Nil)
Consulting fees of $60,153 (2005 - $26,087)
Investor relations expenses of $90,931 (2005 - $65,251)
Regulatory, and trust company fees, $30,667 (2005 - $19,115)
Administration and secretarial $89,541 (2005 - $Nil)
Office and rent $70,869 (2005 - $30,286)
Management fees of $80,000 (2005 - $73,666)
Stock-based compensation costs of $441,479 (2005 - $291,034)
Travel and related costs $152,563 (2005 - $43,200)
Website design and maintenance $3,100 (2005 - $5,780)

During the current year, the Company wrote-down various mineral properties that it was not pursuing and as a result, charged to operations $119,632, which had been originally capitalized on the balance sheet.

The Company has changed its accounting procedures for treating exploration expenditures. In years prior to January 31, 2004, all amounts relating to exploration activities of the Company were treated as deferred expenditures. From fiscal 2005 onwards, the Company has expensed and will continue to expense all such expenditures.

The Company had an investor relations agreement with MarketSmart Communications Inc., of Vancouver, British Columbia. The contract is on a month to month basis and can be terminated by either party. This agreement ended October 15, 2005. The Company paid $5,000 (plus GST) a month to MarketSmart and reimburse any travel and related expenses. MarketSmart's responsibilities are to introduce the Company to the investment community and speak with potential investors and brokers, provide shareholder and investor communication services and other investor relation activities. The Company also incurred investor relation costs related to advertising, preparation of promotional packages, dissemination of news releases and the maintenance of a Company website.

The Company incurred $171,882 in property investigation costs during the current year. These costs are not directly related to any specific property but are expenditures incurred for investigating properties that could lead to the Company signing new mineral property option agreements. Costs were incurred in Africa, Jordan, and Western Australia.

Summary of Quarterly Results

Three Month Period Ended

		January 31, 2006	October 31, 2005	July 31, 2005	April 30, 2005
Total assets	$	932,918	$ 1,356,879	$ 1,634,541	$ 1,505,956
Resource properties		471,300	536,566	388,616	56,615
Working capital		341,492	776,583	1,208,437	1,355,087
Revenues		2,987	2,501	150	-
Net Loss		555,300	606,446	340,795	606,610

Three Month Period Ended

	January 31, 2005	October 31, 2004	July 31, 2004	April 30, 2004
Total assets	$ 369,322	$ 448,227	$ 623,247	$ 804,016
Resource properties	135,632	135,632	119,632	119,632
Working capital	116,187	240,756	291,718	561,427
Revenues	-	712	1,648	573
Net Loss	306,374	260,301	270,049	471,977

Significant changes in key financial data between 2006 and 2004 can be attributed to the Company's acquisition of various mineral claims in Chile, Western Australia and Canada and the completion of a private placement in the first quarter of the current fiscal year resulting in an increase in total assets. The net loss has increased as the Company has adopted a new accounting policy of charging to operations all exploration related expenditures, recording the approximate fair value of the granting of stock options to directors and officers as stock-based compensation expense and the write-down of various mineral property costs

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of capital stock.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	January 31, 2006	January 31, 2005
Working capital	$ 341,492	$ 116,187
Deficit	(6,308,971)	(4,199,820)

Net cash used for operating activities for the current year was $1,556,508 compared to net cash used for operating activities of $963,214 during the previous year. Cash used during the current period consists primarily of the operating loss and a change in non-cash working capital.

Financing activities provided net cash of $1,912,468 during the current year, compared to $778,524 for the previous period. Cash provided during the period consisted primarily of proceeds from the issuance of common stock.

Investing activities used net cash of $532,423 during the current year, compared to $280,735 in net cash provided during the previous year. Cash was used primarily for the acquisition of a short term investment, acquisition of equipment and the acquisition of mineral claims in Chile, Canada and Australia.

Capital Resources

On February 25, 2005, the Company issued 1,000,000 common shares at $0.20 per unit for gross proceeds of $200,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one warrant exercisable at $0.25 until February 25, 2006 and $0.30 until February 25, 2007.

During the year ended January 31, 2006, the Company completed a 3,900,307 unit private placement at $0.31 per unit for gross proceeds of $1,209,095. Each unit is comprised of one common share and a non-transferable share purchase warrant. Two warrants entitle the holder to acquire one common share for $0.41 per share until April 18, 2007. The Company paid a 7% finder's fee of $45,353 to three separate parties ($38,843 in cash and $6, 510 as 21,000 units with the same terms as the private placement).

The Company also had additional sources of capital from the exercise of 3,560,500 share purchase warrants which raised $557,975 in proceeds and $25,000 received from the exercise of 100,000 stock options.

The Company has sufficient funds to meet its property maintenance payments for fiscal 2006 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Chile, Western Australia, Canada and Africa.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $80,000 (2005 - $73,666) to a director of the Company.

b) Paid or accrued consulting fees of $10,511 (2005 - $6,505) to a company controlled by a director of the Company.

c) Paid or accrued legal fees of $9,735 (part of professional fees) (2005 - $27,009) to a legal firm of which a former officer of the Company is a partner.

d) Paid or accrued geological consulting fees (part of exploration costs) of $35,004 (2005 - $7,601) to a company controlled by a director.

e) Undeclared dividends on preferred shares of $72,893 (2005 - $43,848) are due to a director.

f) Paid or accrued administration fees of $7,881 (2005 - $Nil) to a director of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	January 31, 2006	January 31, 2005
Thundelarra Explorations Ltd.	$ 23,492	$ 51,875
Director	14,237	3,000
	$ 37,729	$ 54,875

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, short-term investments, accounts receivable, prepaid expense, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Outstanding Share Data

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2004	11,684,897	$ 2,643,150	$ -
Private placement	2,000,000	340,000	-
Exercise of stock options	640,000	64,000	-
Exercise of share purchase warrants	1,661,000	249,149	-
Pursuant to joint venture agreement	1,000,000	150,000	-
Share issue costs	-	(26,636)	-
Stock based compensation	-	-	291,034
Balance as at January 31, 2005	16,985,897	3,419,663	291,034
Private placements	4,900,307	1,409,095	-
Finder's fees	22,400	6,944	-
Exercise of stock options	100,000	25,000	-
Exercise of share purchase warrants	2,906,500	479,975	-
Exercise of broker warrants	600,000	78,000	
Preferred shares converted to common shares	986,884	246,721	-
Shares issued pursuant to property agreement	1,285,000	304,300	-
Contributed surplus on the exercise of stock options	-	24,252	(24,252)
Share issue costs	-	(69,400)	-
Stock based compensation	-	-	388,229
Balance as at January 31, 2006	27,786,988	$ 5,924,550	$ 655,011

Preferred shares

The Company has authorized Series "A" Cumulative, Redeemable, Convertible Preferred share capital of 10,000,000 shares of $1.00 par value each. As of January 31, 2006 the Company had 498,211 (January 31, 2005 – 744,932) preferred shares issued and outstanding. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share subject to all necessary regulatory approvals. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared. Any outstanding preferred shares not converted into common shares or redeemed by

October 21, 2006, being 48 months from the date of issuance on the preferred shares, will be automatically converted into common shares at a deemed price of $0.25 per share.

At January 31, 2006, cumulative undeclared dividends of $222,465 (January 31, 2005- $148,986) were due to the holders of these shares.

Subsequent to January 31, 2006, on March 21, 2006, the Company resolved to declare a dividend on the preferred shares. In settlement of the dividend, the Company issued 880,356 common shares which reduced the undeclared dividends of $222,465, including amounts related to preferred shares that were converted during the year of $58,943, as at January 31, 2006 to $nil.

Stock options

A summary of the stock options outstanding at January 31, 2006:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2006	Exercise Price Per Share	Expiry Date
1,200,000	-	100,000	100,000	-	1,000,000	$ 0.25	April 1, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
-	925,000	-	-	-	925,000	$ 0.28	April 21, 2010
-	325,000	-	-	-	325,000	$ 0.24	August 4, 2010
1,550,000	1,250,000	100,000	100,000	-	2,600,000		

Warrants

A summary of the share purchase warrants outstanding at January 31, 2006:

Number Outstanding January 31, 2005	Granted	Exercised	Cancelled	Expired	Number Outstanding January 31, 2006	Exercise Price Per Share	Expiry Date
2,124,000	-	2,106,500	-	17,500	-	$ 0.15	May 27, 2005
1,200,000	-	200,000	-	1,000,000	-	$ 0.19	January 22, 2006
1,000,000	-	600,000	-	-	400,000	$ 0.19	February 20, 2005 or
						$ 0.21	February 20, 2006
-	1,000,000	-	-	-	1,000,000	$ 0.25	February 25, 2006 or
						$ 0.30	February 25, 2007
-	1,961,353	-	-	-	1,961,353	$ 0.41	April 18, 2007
4,324,000	2,961,353	2,906,500	-	1,017,500	3,361,353		

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Accounting for Exploration and Development Costs

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties are written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise.

Stock Based Compensation

Effective, February 1, 2003, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to February 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Subsequent Events

Subsequent to January 31, 2006, the Company:

a) Entered into an option agreement to acquire a 100% interest in a group of 14 mineral claims in the Sandy Creek Area and a group of 9 mineral claims in the Rive Uranium Prospect , all located within its Quebec project claim block in the Province of Quebec. The Company may earn its 100% interest in the claims for the purchase price of $45,000 and the issuance of 650,000 common shares over a three year period and by spending $350,000 in exploration expenditures over a five year period. The Company is obligated to pay $10,000 and issue 150,000 common shares to the vendor upon receiving regulatory approval and to carry out exploration expenditures of $100,000 during the initial year.

b) Completed a 5,060,000 unit non-brokered private placement at $0.30 per unit for gross proceeds of $1,518,000. Each unit consists of one common share and one purchase warrant exercisable for two years at $0.35. The proceeds will be used for exploration work on the Company's uranium projects in Quebec, British Columbia and general working capital.

c) On March 21, 2006, the Company resolved to declare a dividend on the preferred shares. In settlement of the dividend, the Company issued 880,356 common shares which reduced the undeclared dividends of $222,465, including amounts related to preferred shares that were converted during the year of $58,943, as at January 31, 2006 to $nil.

d) As at May 13, 2006, the Company had complied with the commitments of it's option agreements with respect to Quebec mineral claims by investing $254,000 of exploration expenditures.

e) On May 23, 2006, the Company granted 750,000 stock options to directors and officers of the Company. The stock options are exercisable at $0.25 for a period of five years from the date of grant.

f) Announced that its Annual General Meeting will take place on June 26, 2006 in Vancouver, British Columbia, Canada.